08031404

UNITEDSTATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR - 9 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKSHIRE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 WEST LAS OLAS BLVD, 8TH FLOOR
(No. and Street)

FORT LAUDERDALE	FLORIDA	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY B. RUGGIERO 954-714-9008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORKEY & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

7770 WEST OAKLAND PARK BLVD STE 470	SUNRISE	FLORIDA	33351-6779
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY B. RUGGIERO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKSHIRE SECURITIES CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA LEBLANC MY COMMISSION EXPIRES September 16, 2009 #DD 460731 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKSHIRE SECURITIES CORPORATION

REPORT ON AUDITS OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

Horkey & Associates, P.A.

Certified Public Accountants

TABLE OF CONTENTS

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT

March 25, 2008

Board of Directors and Stockholder
Brookshire Securities Corporation
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of Brookshire Securities Corporation (the Company) as of December 31, 2007 and 2006 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookshire Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Brookshire Securities Corporation will continue as a going concern. As discussed in Note G to the financial statements, Brookshire Securities Corporation has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CPA℠
America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11, 12 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information contained in the schedules presented on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained in the unaudited schedule of management fees and shared expenses presented on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Horkey & Associates, P.A.

Certified Public Accountants
Sunrise, Florida

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 52,213	$ 42,568
Investments Available for Sale	325,089	461,415
Accounts Receivable - Trade	190,690	47,454
Accounts Receivable - Other	-	221,162
Prepaid Expenses	-	23,588
Total Current Assets	567,992	796,187
Total Assets	$ 567,992	$ 796,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$ 16,077	$ 1,922
Payroll Taxes Payable	264,378	285,296
Total Current Liabilities	280,455	287,218
STOCKHOLDERS' EQUITY		
Common Stock	11	11
Additional Paid in Capital	2,903,608	1,580,609
Retained Earnings (Deficit)	(2,616,082)	(1,071,651)
Total Stockholders' Equity	287,537	508,969
Total Liabilities and Stockholders' Equity	$ 567,992	$ 796,187

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE		
Commissions	$ 355,576	$ 1,067,239
Investment Banking	668,131	536,087
Management, Consulting and Miscellaneous	35,000	14,789
	1,058,707	1,618,115
OPERATING EXPENSES		
Clearing Fees	142,026	200,007
Management Fees and Shared Expenses	647,911	801,261
Salaries and Wages	170,628	216,044
Other Operating Expenses	808,622	1,037,304
	1,769,187	2,254,616
INCOME (LOSS) FROM OPERATIONS	(710,480)	(636,501)
OTHER INCOME (EXPENSE)		
Gain (Loss) On Sale of Securities	(720,333)	101,006
Interest Income	4,440	2,138
Total Other Income (Expense)	(715,893)	103,144
NET INCOME (LOSS)	(1,426,373)	(533,357)
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized Gains on Securities		
Unrealized Holding Gains (Losses)		
Arising During the Period	(118,059)	(270,888)
Total Other Comprehensive Income (Loss)	(118,059)	(270,888)
COMPREHENSIVE INCOME (LOSS)	(1,544,432)	(804,245)
RETAINED EARNINGS (DEFICIT) - BEG. OF YEAR	(1,071,650)	(267,406)
RETAINED EARNINGS (DEFICIT) - END OF YEAR	$ (2,616,082)	$ (1,071,651)

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,544,432)	$ (804,245)
Adjustments to reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities		
Unrealized Holding Gains (Losses)	118,059	270,888
Changes in Operating Assets and Liabilities		
(Increase) Decrease in:		
Investments Available for Sale	18,267	(689,199)
Accounts Receivable - Trade	(143,236)	77,243
Accounts Receivable - Other	221,162	(213,616)
Prepaid Expenses	23,588	(14,138)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	14,156	(4,289)
Payroll Taxes Payable	(20,918)	263,472
Total Adjustments	231,078	(309,639)
Net Cash Provided By (Used in) Operating Activities	(1,313,354)	(1,113,884)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Capital Paid in During the Year	1,322,999	1,130,620
Net Cash Provided by (Used In) Financing Activities	1,322,999	1,130,620
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,645	16,736
CASH AND CASH EQUIVALENTS - BEG. OF YEAR	42,568	25,832
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 52,213	$ 42,568

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Capital Stock Issued Common		Retained	Additional Paid in	
	No. of Shares	Amount	Earnings	Capital	Total
Balance January 1, 2006	11,000	$ 11	$ (267,406)	$ 449,989	$ 182,594
Net Income (Loss)	-	-	(804,245)	-	(804,245)
Additional Paid in Capital	-	-	-	1,130,620	1,130,620
Balance December 31, 2006	11,000	$ 11	$ (1,071,651)	$ 1,580,609	$ 508,969
Balance January 1, 2007	11,000	$ 11	$ (1,071,651)	$ 1,580,609	$ 508,969
Net Income (Loss)	-	-	(1,544,432)		(1,544,432)
Additional Paid in Capital	-	-	-	1,322,999	1,322,999
Balance January 1, 2008	11,000	$ 11	$ (2,616,083)	$ 2,903,608	$ 287,536

BROOKSHIRE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 and 2006

A. Summary of Significant Accounting Policies

Business and Organization - Brookshire Securities Corporation (the Company), a Delaware Corporation, is a securities broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in October, 1996 but did not commence operations until January, 1998

The Company is a wholly owned subsidiary of Brookshire Holdings, Inc. (see Note E).

The Company manages its customer securities accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. This broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes - The Company's operations are included on the tax return of Brookshire Holdings, Inc. The Company and its parent have elected "S" corporation status, which means that, as a general rule, the Company and its parent pay no corporate income taxes themselves, and any income, losses, and related tax credits flow through to the parent company's stockholders and are included on their individual income tax returns.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from December 31, 2007.

B. Related Party Transactions

The Company and its parent have an agreement to share office facilities and certain overhead costs. During the years ended December 31, 2007 and 2006, the Company's parent incurred substantial expenses on behalf of the Company, and charged a fee which in part includes an overhead allocation to the Company to recover some of these costs. The agreement also provides that the parent may provide additional sources of funds to the Company. The Company paid its parent approximately $650,000 and $800,000 in management fees and shared expenses for the years ended December 31, 2007 and 2006, respectively.

BROOKSHIRE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 and 2006

C. Restrictions on Cash

The Company has deposits totaling $50,000 and $28,765 for the years ended December 31, 2007 and 2006 respectively with its clearing brokers. These deposits are restricted under the agreement with the clearing brokers and are also used to help maintain the Company's minimum net capital requirements.

D. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There were four interpretations that created differences of opinion in the amount of net capital. The Company's final interpretations as a result of this audit are as follows:

1. Based on a telephone call to FINRA technical support on March 28, 2008, contributed stock in transit with signed irrevocable stock powers of attorney as of December 31, 2007 should be treated as held by the Company as of December 31, 2007 and added to their net capital calculation, subject to the appropriate haircut and undue concentration limitations.
2. Based on a legal opinion from an SEC attorney, stocks having Section 144 restrictive legends attached are no longer considered restricted as to public sale and are considered readily marketable once the required time has passed. The Company will be adding the fair market value of stocks that have met the required time period to their net capital calculation.
3. Based on telephone conversations and emails with an SEC attorney that have been documented in the Company's files as occurring prior to January 1, 2008, it is the attorney's opinion that there is a high degree of probability that all arbitration cases pending against the Company as of December 31, 2007 will be ruled in their favor. The Company will not be accruing any arbitration losses from any pending cases.
4. The Company felt that placing a stock sale order for shares in its own investment account would count as a single transaction, regardless of how much stock trading activity related to that initial sale order. Based on a further review of the activity, the Company found that in some instances it took a few weeks and several sales to finalize some of those sales orders. Without this extra trade activity, the Company would have had a minimum net capital requirement of $5,000 and would have been in compliance with its net capital requirement. Instead, the Company will be calculating net capital based on the $100,000 threshold required for broker/dealers who transact more than 10 trades a year in their own investment account.

At December 31, 2007, the Company had net capital of:

Net Capital Ratio	1021.14%
Net Capital (Deficiency)	$ 27,465
Minimum Net Capital Required	100,000
Excess (Deficient) Net Capital	$ (72,535)

E. Stockholders' Equity

The Company is authorized to issue 10,000 shares of voting common stock and 10,000 shares of non-voting common stock, par value $.001 per share, of which 10,000 of the voting and 1,000 of the non-voting stock have been issued to the Company's parent. The common stock was divided into the two voting classes and ownership interests as follows at December 31, 2007:

1. 10,000 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;
2. 1,000 shares are non-voting securities, but in all other respects identical to the voting common stock.

A summary of stockholders' equity at December 31, 2007 and 2006 is shown in the statements of stockholders' equity as part of these financial statements.

F. Concentrations

During the year ended December 31, 2007, the Company derived approximately 24% of its operating income from two investment banking and consulting customers. During the year ended December 31, 2006, the Company derived approximately 33% of its operating income from three investment banking and consulting customers.

G. Going Concern

For the year ended December 31, 2007, the Company suffered a second consecutive year with a substantial loss (see the Statements of Stockholders' Equity on page 6). The Company was not able to meet their net capital requirement at years end and will only be able to meet their net capital requirement in the near future from outside sources of capital. In addition, the parent company (see Notes A and B), has sustained a substantial loss for the year.

However, as of the date of this audit report outside capital sources have been found that should allow the Company to meet its net capital requirement in the very near future. Additionally the Company has outlined an operating strategy for future years that should increase revenues and decrease expenses. If the goals outlined by this strategy are met, the Company feels it will not have any issue meeting the net capital requirements for the year ending December 31, 2008 and any future periods.

SUPPLEMENTARY INFORMATION

BROOKSHIRE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ 287,537
Non-allowable Deductions and/or Charges	
Accounts Receivable Not Collected in 30 Days	(170,000)
Petty Cash and Employee Advances	(500)
Undue Concentration	(40,809)
Haircuts on Securities	(48,763)
Net Capital	$ 27,465

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)	
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 18,697
b. Minimum Dollar Amount of Net Capital Required	$ 100,000
Excess (Deficient) Net Capital	$ (72,535)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$ 280,455
Ratio of Aggregate Indebtedness to Net Capital	1021.14%

BROOKSHIRE SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2007

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of December 31, 2007.

Net Capital Reported on Part IIA of Form X-17A-5	$	37,905
Audit Adjustments		
Accounts Receivable - Consulting		170,000
Cash		1,900
Accounts Payables and Accrued Expenses		(8,537)
Management Fee Adjustment		(3,803)
Changes to Non-Allowable Assets		(170,000)
Net Capital After Audit Adjustments	$	27,465

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (B) of the Rule.

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

March 25, 2008

Board of Directors and Stockholder
Brookshire Securities Corporation
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of Brookshire Securities Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss statements from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

CPA America Counts on CPAs
7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

financial in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey + Associates, P.A.

Certified Public Accountants
Sunrise, Florida

BROOKSHIRE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2007 and 2006

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2007 or 2006.

BROOKSHIRE SECURITIES CORPORATION
SCHEDULES OF OTHER OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
OTHER OPERATING EXPENSES		
Bad Debt	$ 218,926	$ -
Bank Charges	1,855	1,689
Commissions - Brokers	201,933	704,720
Consultation Fees	62,505	-
Outside Consultaion Fees	5,000	-
Contract Labor	21,000	-
Data Processing	1,552	2,273
Delivery	246	147
Dues and Subscriptions	985	1,837
Insurance - Group	74,110	46,838
Interest	-	732
Judgment	4,575	-
Legal	5,000	-
Licenses, Taxes and Registrations	35,311	34,278
Miscellaneous	-	17,941
Office Expenses	5,241	-
Investment Banking Fees	126,920	177,958
Payroll Taxes	37,950	46,351
Payroll Taxes - Administrative	-	(2,160)
State Unemployment Taxes	-	759
Retirement Plan Administrator	230	1,955
Penalties	-	750
Printing and Stationary	-	1,217
Professional Fees IT	1,601	-
Professional Fees	1,120	-
Rent	2,562	-
Retirement Plan Contribution	-	19
Total Other Operating Expenses	$ 808,622	$ 1,037,304

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION
UNAUDITED SCHEDULE OF MANAGEMENT FEES AND SHARED EXPENSES
YEAR ENDED DECEMBER 31, 2007

	2007
Management Fees	$ 100,167
Officers Pay	247,847
Audit Fees	41,071
Professional Fees IT	4,622
Consultation Fees	5,000
Copier Lease and Maintenance	2,735
Cellular Phone Service	13,761
Computer and Office Supplies	8,617
Delivery	20,826
Postage and Machine Lease	3,024
Cable and Satellite Service	811
Office Telephone	18,015
Travel and Entertainment	18,068
Miscellaneous	6,035
Staff Lunches	7,767
Printing	31,911
Rent	113,205
Exchange Expense	4,429
	$ 647,911

END

The accompanying notes are an integral part of these financial statements